THE FOLLOWING IS MATERIAL FROM MINNESOTA MINING AND MANUFACTURING COMPANY'S COMMUNICATION PLAN IN RELATION TO ITS ACQUISION OF ROBINSON NUGENT, INC. FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933.

                          Filed by Minnesota Mining and Manufacturing Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Robinson Nugent, Inc.
                          Commission File No: 000-09010

PHASE I: INITIAL ANNOUNCEMENT
SALES & CSR/TELEPHONE ANNOUNCEMENT (USE ONLY IF ASKED.)

3M To Acquire Global Electronic Interconnect Manufacturer

3M has entered into a definitive merger agreement under which 3M will acquire [Robinson Nugent, Inc.], a New Albany, Indiana-based manufacturer of electronic interconnect products for approximately $115 million in a stock for stock transaction. Robinson Nugent, Inc. has 849 employees at nine locations in eight countries. The global company had $93 million in revenue in the fiscal year ending June 2000. The transaction is expected to close in late 2000 or early 2001.

With the completion of the acquisition, 3M customers will have access to a broader range of products from 3M than ever before.

If you have further questions, I'll be glad to connect you with someone who's closer to the situation.

-----------------------------------------------------------------------------

NOTES TO CUSTOMER SUPPORT & ADMINISTRATIVE SERVICES:

o    This is just an initial announcement of an intent to merge.

o At this point, it will take at least eight weeks to finalize this agreement and close the sale. Then there will be a period of time to integrate business processes.

o Our management is very enthusiastic about how the two companies' products and processes complement one another.

If you receive other questions, here are likely answers:
-------------------------------------------------------

o At this time, the management teams from both companies are working out this detail.

o    No interruption in service.

o    Cannot comment or speculate on the outcome.

                                 * * * * *

ADDITIONAL INFORMATION

SHAREHOLDERS OF ROBINSON NUGENT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT 3M, ROBINSON NUGENT, INC. AND THE ACQUISITION AND ABOUT PERSONS SOLICITING PROXIES IN THE ACQUISITION, INCLUDING OFFICERS AND DIRECTORS OF ROBINSON NUGENT, INC., AND THEIR INTEREST IN THE ACQUISITION.

After it is filed with the SEC, investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov). A proxy statement/prospectus with respect to the proposed merger will also be made available for free to Robinson Nugent, Inc. stockholders by Robinson Nugent, Inc. and 3M.

3M and Robinson Nugent, Inc. also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

NOTE ON FORWARD-LOOKING STATEMENTS

This statement contains forward-looking statements that reflect current views and estimates of 3M's management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could produce significantly different results.

                          Filed by Minnesota Mining and Manufacturing Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Robinson Nugent, Inc.
                          Commission File No: 000-09010

PHASE IA: INITIAL ANNOUNCEMENT

3M EXEC/REP REMARKS TO Robinson Nugent, Inc. EMPLOYEES AT GENERAL
EMPLOYEE MEETINGS

Thank you, (name)

[Look at audience]

and thank YOU for having us here. I'm John Woodworth, general manager of the 3M Interconnect Solutions Division, and I'm very excited about this announcement.

Obviously, there are a number or things we can't discuss because of shareholder and regulatory approvals. But we wanted to talk to you as soon as we could, to let you know why we are so pleased to be moving forward with this transaction.

We value your accomplishments. We see our corporate cultures as being complementary, in terms of innovation, and valuing people. We are confident that together, we will continue to build a very successful business in the electronic interconnect market.

First, let me tell you a little bit about the 3M Interconnect Solutions
Division.

We provide interconnect devices primarily for telecommunications equipment, test and instrumentation equipment and other industrial and computing applications.

Our products and services cover a wide range of copper and fiber connectors, cables, and cable/connector assemblies.

Our customers include electronic equipment manufacturers, semiconductor manufacturers, electronic assemblers, and others in related industries.

We also have a strong global distribution network. And we have one of the world's few power brand names.

What attracted us to Robinson Nugent, Inc.? Let me set the stage.

(Overhead: Winning 3M Strategies)

We have four strategies that we think will help grow our business:

1.   Provide innovative high performance interconnect solutions

2.   Reach customer intimacy with industry leaders in the target segments

3.   Broaden product offering through strategic alliances, JVs and acquisitions

4.   Excel via industry leading service

All of these apply to the potential acquisition of Robinson Nugent, Inc., but I want to focus on number three today.

Before we initiated serious contact with acquisition candidates, we set these objectives:

(Overhead Strategic Acquisition Objectives)

1.   Accelerate profitable growth

2.   Accelerate time-to-market

3.   Grow our preferred vendor status

4.   Infuse new product technology to our platform roadmap requirements

5.   Improve our Interconnect Solutions skill sets.

We feel Robinson Nugent, Inc. meets ALL of these objectives.

(Overhead: Technology Platform Roadmap)
[Chart comparing performance (speed in Gb/s) to time for various 3M product categories]

Here's what our technology platform roadmap looks like. We're solid on the lower left end of this curve, and strong on the upper end of this, with heavy investments in fiber optics, for example.

(Overhead: Roadmap w/ Robinson Nugent, Inc. Impact)
[Chart comparing performance (speed in Gb/s) to time for various 3M product categories with arrows indicating products to be impacted by Robinson Nugent acquisition]

Robinson Nugent, Inc. is strong and very complementary to 3M in these four areas. You can see how this illustrates the synergistic impact of Robinson Nugent, Inc. & 3M together.

                        **[-TECHNOLOGY SYNERGY-]**

3M was interested in acquiring your company because the products are complementary as well.

                         **[-PRODUDCT SYNERGY-]**

You have solid products and technologies that we don't. You are solidly positioned with products in the marketplace, and that's something you should be very proud of. One example is your new, very high-speed hard metric platform backplane, which is among the fastest backplane interconnects on the markets.

(Overhead: Product Platform Roadmap w/ circles)
[Chart comparing performance (speed in Gb/s) to time for 3M and Robinson Nugent products]

You can see by each of these ovals how our products fit together, and how little overlap there really is. 3M is green, Robinson Nugent, Inc. is red.

Clearly, our two organizations are complementary.

And you know about areas that we do not.

3M has historically focused on the wiremount side of the interconnect business. The backplane not only has market value in its own right, but it usually drives the design requirements for cable assemblies. So that's a synergy that is important for our success.

We have recently moved into the fiber optics arena with a new interconnect that we are very excited about. This is an important technology that we bring to the party. As applications require more bandwidth and more people access the Internet more frequently and move increasingly larger chunks of data, fiber will solve the narrow bandwidth dilemma. So we see this as a big part of our future.

With the high speed copper interconnects that you have -- which fit nicely into our strategy -- we can expand further into the telecommunications sector together.

So let me state again, that, out of all the companies that are out there, when we looked at Robinson Nugent, Inc., we found:

o    complementary technologies

o    complementary products

o    and a synergistic customer base

So we are enthusiastic at the prospect of working with you. You have a reputation for excellent products, which is well deserved, and an enviable culture of innovation. And we are excited about the prospects of joining forces with you, and successfully growing this business.

What happens next?

This transaction will be submitted for approval by government regulators and the shareholders of Robinson Nugent, Inc.. A proxy statement and prospectus will be prepared and mailed to shareholders of Robinson Nugent, Inc.. The proxy statement/prospectus contains important information about the transaction. The approval process can take at least eight weeks. Assuming all goes as we hope we will get together again then.

Thank you again for your time.

I'd like to turn it over to our Human Resources Manager, Elton Perry, now.
Elton?

                                    ###

         PHASE IA -- POSSIBLE HR PRESENTATION OUTLINE FOR ROBINSON NUGENT, INC.
              ANNOUNCEMENT - INITIAL EMPLOYEE MEETINGS IN NEW
                              ALBANY & DALLAS



THANK YOU ________,

I UNDERSTAND THIS NEWS MAY BE A SURPRISE TO YOU...I ALSO UNDERSTAND THIS IS A VERY EMOTIONAL TIME...I EXPECT SOME OF YOU ARE EXCITED ... SOME MAY BE EVEN DISAPPOINTED ... AND ALL OF YOU HAVE SOME CONCERN ... AS YOU ARE AWARE
 ... AND THE TRANSACTION IS NOT YET COMPLETE ... THIS MEANS ... WE DO NOT HAVE THE ANSWERS TO MANY OF THE QUESTIONS YOU MAY HAVE ... BUT BEFORE I PROVIDE YOU WITH SOME OF THE DETAILS ABOUT WHAT IS GOING TO TAKE PLACE OVER THE NEXT FEW WEEKS ... I WANT TO SAY ... WE ARE VERY EXCITED ABOUT THE OPPORTUNITY TO JOIN THESE TWO EXCELLENT ORGANIZATIONS TOGETHER ... AND FORM ONE ORGANIZATION ... THAT IS POSITIONED TO WIN FOR OUR CUSTOMERS ... FOR YOU AS INDIVIDUALS ... AND FOR BOTH COMPANIES ...

FOR THE NEXT FEW MINUTES I WILL BE PROVIDING YOU WITH INFORMATION T14AT SHOULD ANSWER SOME OF YOUR QUESTIONS ... WE WILL ALSO GIVE YOU THE OPPORTUNITY TO ASK QUESTIONS AT THE CLOSE OF THIS MEETING ...

(OVERHEAD)

WHAT ABOUT MY JOB?
-----------------

RIGHT NOW, IT'S BUSINESS AS USUAL ... YOU SHOULD BE VERY PROUD OF WHAT YOU HAVE ACCOMPLISHED ... YOU HAVE GREAT PRODUCTS THAT ARE MEETING DIFFICULT MARKET DEMANDS AND TIGHT SCHEDULES ... WE SEE YOU AS VERY VALUABLE EMPLOYEES THAT ARE CRITICAL TO MEETING YOUR CUSTOMERS' DEMANDS ... WE NEED TIME TO LEARN ABOUT YOU ... YOUR JOB RESPONSIBILITIES ... AND YOUR COMPANY ... REMEMBER, WE ARE ACQUIRING ROBINSON NUGENT, INC. BECAUSE OF ITS MARKET FIT WITH 3M AND ITS GROWTH OPPORTUNITIES ... WE ARE COUNTING ON YOU TO HELP ACHIEVE THESE GOALS
 ... WHEN THE TRANSACTION IS FINALIZED, ... WE WILL BE ABLE TO TELL YOU MORE ABOUT JOB OPPORTUNITIES ...

WILL MY JOB CHANGE?
------------------

RIGHT NOW WE DO NOT OWN THE COMPANY ... SO WE ARE NOT IN A POSITION TO SAY
 ... BY THE TIME THE TRANSACTION IS FINALIZED, ... WE EXPECT WE WILL KNOW FOR CERTAIN WHAT IS GOING TO HAPPEN ... KEEP IN MIND 3M WILL NEED YOUR KNOWLEDGE ... AND EXPERTISE ... SHOULD THE TRANSACTION FINALIZE ... SO, WE'D REQUEST THAT YOU ALL REMAIN FOCUSED ON YOUR CURRENT ASSIGNMENT ... AND CONTINUING TO PROVIDE THE BEST POSSIBLE SERVICE TO YOUR CUSTOMERS...

WHAT ABOUT MY PAY?
-----------------

NO ONE'S PAY WILL BE REDUCED ... THE TIMING OF YOUR TRANSFER INTO 3M'S PAYROLL SYSTEM IS ONE OF THE DETAILS WE WILL BE WORKING ON ... THIS SYSTEM MAY BE A LITTLE DIFFERENT ... BUT WILL NOT RESULT IN ANYONE'S PAY BEING CUT...

WHAT ABOUT MY BENEFITS?
----------------------

THE TIMING OF YOUR TRANSITION TO 3M BENEFIT PLANS MUST STILL BE DETERMINED AND MAY DIFFER BY LOCATION ... HERE IN THE U.S., 3M OFFERS AN EXCELLENT PACKAGE OF BENEFITS... INCLUDING PENSION, 401(K), MEDICAL, DISABILITY AND LIFE INSURANCE ... YOU WILL LEARN MORE ABOUT THE BENEFITS PLANS AFTER THE CLOSING DATE ... FOR NOW ... NOTHING WILL CHANGE ...

WHAT IS THE NEXT STEP?
---------------------

STARTING TODAY ... WE WILL BEGAN TO DEVELOP A DETAILED INTEGRATION PLAN ... DURING THIS PROCESS ... WE WILL LEARN MORE ABOUT EACH OTHER ... AND TOGETHER WE WILL DEVELOP A BUSINESS PLAN FOR THE FUTURE...

WHO WILL BE INVOLVED?
--------------------

WE WILL BE PUTTING TOGETHER A TEAM OF 3M AND ROBINSON NUGENT, INC. EMPLOYEES TO FOCUS ON THIS PROJECT ... SOME OF THE 3M TEAM MEMBERS ARE HERE TODAY ... (INTRODUCE THEM) ... SOME OF YOU WILL ALSO BE INVOLVED AS TEAM MEMBERS OR ASKED TO PROVIDE INFORMATION TO THE TEAM... WE LOOK FORWARD TO WORKING WITH
YOU.... AND LEARNING MORE ABOUT YOU.. AND YOU ABOUT US....

HOW LONG WILL IT TAKE?
---------------------

THE LEGAL STEPS WE MUST GO THROUGH WILL TAKE ABOUT 8 WEEKS ... THIS PUTS THE TARGET DATE FOR CLOSING BEFORE THE END OF THE YEAR ... BUT IT COULD BE AS LATE AS EARLY NEXT YEAR ... DURING THIS TIME, WE WILL BE WORKING TOGETHER ON THE INTEGRATION TEAM ...

AFTER THE SALE TRANSACTION IS COMPLETE ... WE WILL RETURN AND GIVE YOU MORE INFORMATION ... IN THE MEANTIME WE WILL PROVIDE YOU WITH UP DATE
INFORMATION ON A REGULAR BASIS ...

I KNOW I HAVE LEFT MORE QUESTIONS UNANSWERED THAN I ANSWERED ... I WISH I HAD MORE INFORMATION TO SHARE WITH YOU ... BUT THAT IS WHERE WE ARE IN THE PROCESS RIGHT NOW ... I KNOW SOME THINGS WILL CHANGE ... AND SOME THINGS WILL REMAIN THE SAME ... YOUR BUSINESS FITS VERY WELL INTO THE GROWTH PLANS
FOR 3M'S INTERCONNECT SOLUTIONS DIVISION .... THIS GROWTH SHOULD ALLOW FOR
MORE OPPORTUNITIES FOR US ALL... I LOOK FORWARD TO PERSONALLY MEETING MANY
OF YOU OVER THE NEXT FEW WEEKS AS WE COMPLETE OUR INTEGRATION PLAN....

ONCE AGAIN.. I KNOW THIS IS A TIME OF UNCERTAINTY AND STRESS ... BUT WE FEEL THE OUTCOME OF THESE TWO ORGANIZATIONS JOINING TOGETHER ... WILL BE
A POSITIVE ONE.. AND WE ASK FOR YOUR PATIENCE AS WE GO THROUGH THIS PERIOD TOGETHER.

I WILL TURN THE MEETING OVER TO__________...AND WE WILL TAKE QUESTIONS FROM THE FLOOR...

                                 * * * * *

ADDITIONAL INFORMATION

SHAREHOLDERS OF ROBINSON NUGENT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT 3M, ROBINSON NUGENT, INC. AND THE ACQUISITION AND ABOUT PERSONS SOLICITING PROXIES IN THE ACQUISITION, INCLUDING OFFICERS AND DIRECTORS OF ROBINSON NUGENT, INC., AND THEIR INTEREST IN THE ACQUISITION.

After it is filed with the SEC, investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov). A proxy statement/prospectus with respect to the proposed merger will also be made available for free to Robinson Nugent, Inc. stockholders by Robinson Nugent, Inc. and 3M.

3M and Robinson Nugent, Inc. also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

NOTE ON FORWARD-LOOKING STATEMENTS

This statement contains forward-looking statements that reflect current views and estimates of 3M's management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could produce significantly different results.

                          Filed by Minnesota Mining and Manufacturing Company Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Robinson Nugent, Inc.
                          Commission File No: 000-09010


                                         8 QUESTION AND ANSWER PHASE I/IA

                                        NOTE: For many questions relating
                                        to the future aspects of the
                                        business: It's too early for us to
                                        have the answer to that and many
                                        other questions. Here's what we're
                                        planning to do: We'll form an
                                        integration team, made up of
                                        Robinson Nugent, Inc. and 3M
                                        personnel. This team will be
                                        responsible for recommending actions
                                        on a variety of issues, including
                                        integration of cultures,
                                        manufacturing, human resources, supply
                                        chain, sales terms and conditions
                                        among many others. The team will seek
                                        input from many in both organizations,
                                        as well as experts, customers,
                                        suppliers and joint venture partners.
                                        Once we have their recommendations in
                                        hand, decisions can be made and
                                        communicated.

                                        Keep in mind that the Q&A below is
                                        to be used as a guide in making
                                        verbal responses. It is NOT to be
                                        used as a handout.

------------------------------------------------------------------------------
                                                                EMPLOYEES
------------------------------------------------------------------------------
WHAT WILL HAPPEN TO ME?                 It is premature to talk about what
                                        will happen to anyone. Once 3M
                                        receives final shareholder and
                                        regulatory approvals, an
                                        integration team will review all
                                        aspects of our new combined
                                        business. Our intention is to build
                                        a dynamic environment. We don't
                                        have all the answers yet, but we
                                        hope to work together to take the
                                        best of both organizations and make
                                        this a truly exciting venture.
------------------------------------------------------------------------------
WHEN WILL WE KNOW MORE?                 This process will take some time.
                                        We expect we will all know more
                                        later in the year, hopefully in
                                        late fourth quarter.

xxxxxxxxxxxxx

WILL WE BE EXPECTED TO RELOCATE TO      Should this transaction be
ANOTHER 3M LOCATION?                    completed, we anticipate using
                                        Robinson Nugent, Inc. business
                                        structures wherever possible. We are
                                        both experiencing rapid growth and do
                                        not want to disrupt the product
                                        pipeline, either in development or
                                        production, or through customer
                                        relationships. In the future, some of
                                        you may have the opportunity for
                                        career growth that may require
                                        relocation.

WHAT HAPPENS TO MY ROBINSON NUGENT,     It is too early in the process to
INC. PENSION SERVICE TIME, BENEFITS,    be able to answer any of those
ETC?                                    questions. The integration team
                                        will provide guidance on these
                                        issues.

WHO IS 3M?                              3M is a $15.7 billion diversified
                                        manufacturing and technology
                                        company with operations in more
                                        than 60 countries. Headquartered in
                                        St. Paul, Minnesota, 3M makes a
                                        wide variety of products serving
                                        customers in dozens of markets,
                                        including industrial, electronic,
                                        automotive, telecommunications,
                                        health care, transportation safety,
                                        consumer and office. 3M is traded
                                        on the New York, Chicago, Pacific
                                        and Swiss stock exchanges under the
                                        symbol MMM. It is one of the 30
                                        stock that make up the Dow Jones
                                        Industrial Average and also is a
                                        component of the Standard & Poor's
                                        500 Index. Additional information
                                        about the company is available on
                                        the Internet at www.3M.com.

WHAT IS 3M INTERCONNECT SOLUTIONS       Based in Austin, Texas, the 3M
DIVISION?                               Interconnect Solutions Division
                                        designs, manufactures, and markets
                                        electronic interconnect solutions
                                        primarily for computers,
                                        telecommunications equipment, and
                                        test equipment. Products and
                                        services cover a wide range of
                                        copper and fiber connectors,
                                        cables, and cable/connector
                                        assemblies.

                                        ISD has manufacturing locations in
                                             o Columbia, Missouri
                                             o New Ulm, Minn.
                                             o Juarez, Mexico
                                             o Yamagata, Japan
                                             o Seremban, Malaysia

WHY DID 3M ACQUIRE                      3M found Robinson Nugent, Inc. a very
ROBINSON NUGENT, INC.?                  attractive business. 3M acquired
                                        Robinson Nugent, Inc.
                                        because of the synergistic fit
                                        between customers, technologies and
                                        products. We seem to have cultural
                                        fit as well, with both being
                                        innovative companies.

------------------------------------------------------------------------------
WHAT WILL HAPPEN NEXT?                  This transaction will be submitted
                                        for approval by government regulators
                                        and the shareholders of Robinson
                                        Nugent, Inc.. A proxy statement and
                                        prospectus will be prepared and mailed
                                        to shareholders of Robinson Nugent,
                                        Inc.. The proxy statement/prospectus
                                        contains important information about
                                        the transaction. The approval process
                                        can take at least eight weeks.
                                        Assuming all goes as we hope we will
                                        get together again then.

------------------------------------------------------------------------------
                                                           FINANCIAL ANALYSTS

------------------------------------------------------------------------------
HOW MUCH IS 3M PAYING FOR               3M is paying approximately $115 million
ROBINSON NUGENT, INC.?                  for Robinson Nugent, Inc..  This is
                                        about $19 per share.
------------------------------------------------------------------------------
WHAT CAN YOU TELL ME                    According to their announcement,
ABOUT ROBINSON NUGENT, INC.?            sales in 2000 were about $92.8
                                        million US. For more information,
                                        see their website,
                                        http://www.robinsonnugent.com.

------------------------------------------------------------------------------
HOW LARGE IS ISD?                       ISD is several hundred million dollars.

------------------------------------------------------------------------------
WHAT ARE ISD'S PROFITS?                 This business is in line with 3M's
                                        corporate objectives.

------------------------------------------------------------------------------
ARE THERE OTHER                         3M continues to look for the best
ACQUISITIONS IN THE                     opportunities - both internally and
ELECTRONICS INTERCONNECT                externally - to increase
MARKET ON THE HORIZON?                  shareholder value.

------------------------------------------------------------------------------
IS THIS A FRIENDLY TAKEOVER?            Yes, it is a friendly takeover. In
                                        fact, the management of Robinson
                                        Nugent, Inc. supports this action.

------------------------------------------------------------------------------
                                                           INDUSTRIAL ANALYSTS

------------------------------------------------------------------------------
WHAT'S THE BASIC STRENGTH               Robinson Nugent, Inc.'s technological
OF THIS COMBINATION?                    development strengths, 3M's
                                        worldwide distribution and
                                        manufacturing know-how, and our
                                        combined product mix power this
                                        combination. Plus, both parties
                                        bring strong innovative cultures
                                        and intellectual property to the
                                        table.

------------------------------------------------------------------------------
ROBINSON NUGENT, INC. JUST BEGAN TO     Yes, it is a good move. We feel the
MAKE MONEY AGAIN LAST                   product mix and Robinson Nugent, Inc.'s
YEAR.  IS THIS A SMART MOVE             technology strengths make this an
FOR 3M?                                 excellent move for 3M.

------------------------------------------------------------------------------
3M WENT THROUGH A                       A large company like 3M is
RESTRUCTURING IN ITS                    constantly changing because we
MANUFACTURING PLANTS                    operate in businesses that change
WORLDWIDE NOT LONG AGO.                 at a rapid rate. We have businesses
WILL YOU DO SOMETHING LIKE              in telecommunications, health care,
THAT HERE?                              products, electronics, and
                                        phan-naceuticals. Restructurings
                                        occur only when necessary.

------------------------------------------------------------------------------
                                                           CUSTOMERS

------------------------------------------------------------------------------
WILL TERMS AND CONDITIONS  CHANGE?      It is too early in the process for
                                        us to know what is going to change
                                        and what will remain the same.
                                        Nothing will change until after we
                                        have examined it further.

------------------------------------------------------------------------------
WILL SUPPLIERS CHANGE?                  It is too early to say.
------------------------------------------------------------------------------
WILL BUSINESS ALLIANCES CHANGE?         It is too early to say.
------------------------------------------------------------------------------
WILL ANY OF THE PEOPLE I DEAL WITH ON   It is too early to say.
A DAILY BASIS CHANGE?
------------------------------------------------------------------------------
HOW WILL 3M CHANGE ROBINSON NUGENT, INC.'S            It is too early to say.
BUSINESSES, PRODUCTS, OR OTHER THINGS?
------------------------------------------------------------------------------

                                 * * * * *

ADDITIONAL INFORMATION

SHAREHOLDERS OF ROBINSON NUGENT AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) IN CONNECTION WITH THE PROPOSED MERGER. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT 3M, ROBINSON NUGENT, INC. AND THE ACQUISITION AND ABOUT PERSONS SOLICITING PROXIES IN THE ACQUISITION, INCLUDING OFFICERS AND DIRECTORS OF ROBINSON NUGENT, INC., AND THEIR INTEREST IN THE ACQUISITION.

After it is filed with the SEC, investors may obtain a free copy of the proxy statement/prospectus on the SEC's website (http://www.sec.gov). A proxy statement/prospectus with respect to the proposed merger will also be made available for free to Robinson Nugent, Inc. stockholders by Robinson Nugent, Inc. and 3M.

3M and Robinson Nugent, Inc. also file annual, quarterly and special reports, proxy statement and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

NOTE ON FORWARD-LOOKING STATEMENTS

This statement contains forward-looking statements that reflect current views and estimates of 3M's management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could produce significantly different results.